For the Earth, Inc.

20 E Thomas Rd., Suite 2200

Phoenix, AZ 85012

June 25, 2019

Mara Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Washington DC 20549

Re:	For the Earth Corp.
Offering Statement on Form 1-A
Filed January 2, 2019
File No. 024-10931

Dear Ms. Rasnsom:

Kindly be advised that For the Earth, Inc. (the “Company”) requests that its Regulation A offering be qualified on Friday, June 28, 2019 at 12 Noon.

The State of New York has registered our offering that their letter is attached.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely

/s/ Nelson Grist

Nelson Grist